SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 3 (FINAL AMENDMENT)

                                       and

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

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                     CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                         AUTOMATIC DATA PROCESSING, INC.
                                       and
                              FIS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

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                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    231157108
                      (CUSIP Number of Class of Securities)

                               ------------------

                              James B. Benson, Esq.
                         Automatic Data Processing, Inc.
                                One ADP Boulevard
                           Roseland, New Jersey 07068
                                 (973) 974-5000

                                   Copies to:

                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

-----------------------------------               ------------------------------
Transaction valuation* $135,625,578               Amount of Filing Fee** $27,125
-----------------------------------               ------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 5,757,606 shares of common stock, no par value, of Cunningham Graphics International, Inc., (ii) the tender offer price of $22.00 per share, and (iii) 407,193 options to acquire shares with an aggregate value of $3,257,544.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:      $27,125
                  Form or Registration No.:    Schedule TO
                  Filing Party:                Automatic Data Processing, Inc.
                  Date Filed:                  May 11, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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  CUSIP No. 231157108                                        Page 2 of 7 Pages
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         This Amendment No. 3 (Final Amendment) ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on May 11, 2000 (the "Schedule TO") by Automatic Data Processing, Inc., a Delaware corporation ("Parent"), and FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of ADP (the "Purchaser"), as amended by Amendment No. 1 to the Schedule TO filed with the Commission on May 18, 2000 by Parent and the Purchaser ("Amendment No. 1") and Amendment No. 2 to the Schedule TO filed with the Commission on June 1, 2000 ("Amendment No. 2"). The Schedule TO, Amendment No. 1 and Amendment No. 2 relate to the offer by the Purchaser to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Cunningham Graphics International, Inc., a New Jersey corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Final Amendment is being filed on behalf of Purchaser and Parent. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase, the Schedule TO, Amendment No. 1 and Amendment No. 2.

         This Final Amendment also constitutes Amendment No. 1 to the Schedule 13D filed with the Commission on May 2, 2000 by Parent with respect to the Shares (the "Schedule 13D") and amends and supplements the Schedule 13D.

ITEMS 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

         The Offer expired at 12:00 midnight, New York City time, on Thursday, June 8, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 5,491,650 Shares. This number represents approximately 95.3% of the outstanding Shares. On June 9, 2000, Parent issued a press release announcing the closing of the tender offer and that it expects to complete the Merger of the Purchaser into the Company shortly.

         The full text of Parent's June 9, 2000 press release is attached as Exhibit (a)(1)(I) hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)(I) Text of press release issued by Automatic Data Processing, Inc. on June 9, 2000

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  CUSIP No. 231157108                                        Page 3 of 7 Pages
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2000


                                      AUTOMATIC DATA PROCESSING, INC.

                                      By: /s/ James B. Benson
                                          -------------------
                                          Name:  James B. Benson
                                          Title: Corporate Vice President


                                      FIS ACQUISITION CORP.

                                      By: /s/ James B. Benson
                                          -------------------
                                          Name:  James B. Benson
                                          Title: President

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  CUSIP No. 231157108                                        Page 4 of 7 Pages
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                                INDEX TO EXHIBITS

Exhibit Number        Description

*(a)(1)(A)            Offer to Purchase, dated as of May 11, 2000

*(a)(1)(B)            Form of Letter of Transmittal

*(a)(1)(C)            Form of Notice of Guaranteed Delivery

*(a)(1)(D)            Form of Letter to Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees

*(a)(1)(E)            Form of Letter to Clients for use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)            Guidelines for Certification of taxpayer Identification
                      Number on Substitute Form W-9

*(a)(1)(G)            Text of press release issued by Automatic Data Processing,
                      Inc. on May 3, 2000

*(a)(1)(H)            Summary Advertisement, published May 11, 2000

(a)(1)(I) Text of press release issued by Automatic Data Processing, Inc. on June 9, 2000

*(a)(5)(A)            Complaint of Kenneth Sherman against Michael R.
                      Cunningham, Gordon Mays, Laurence Gerber, James J.
                      Cunningham, Arnold Spinner, Stanley Moss and Cunningham
                      Graphics International, Inc., filed in the Chancery
                      Division of the Superior Court of New Jersey for Hudson
                      County on May 5, 2000

*(a)(5)(B)            Complaint of Nat Orme against Michael R. Cunningham,
                      Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold
                      Spinner, Stanley Moss and Cunningham Graphics
                      International, Inc., filed in the Chancery Division of the
                      Superior Court of New Jersey for Hudson County on May 5,
                      2000

*(a)(5)(C)            Form of Memorandum of Understanding signed by Kenneth
                      Sherman, Nat Orme, Michael R. Cunningham, Gordon Mays,
                      Laurence Gerber, James J. Cunningham, Arnold Spinner,
                      Stanley Moss, Cunningham Graphics International, Inc.,
                      Automatic Data Processing, Inc. and FIS Acquisition Corp.

*(d)(1) Agreement and Plan of Merger, dated as of May 2, 2000, among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.

*(d)(2) Voting and Tender Agreement, dated as of May 2, 2000 among Automatic Data Processing, Inc., FIS Acquisition Corp. and the Shareholders listed therein

*(d)(3) Confidentiality Agreement, dated as of January 5, 2000, between Prudential Securities Incorporated, as agent for Cunningham Graphics International, Inc., and ADP Financial Information Services, Inc.

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* Previously filed

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  CUSIP No. 231157108                                        Page 5 of 7 Pages
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*(d)(4)               Employment Agreement, dated as of May 2, 2000, between ADP
                      Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Gerald (L.J.) Baillargeon

*(d)(5) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Michael
                      R. Cunningham

*(d)(6) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Ned Hood

*(d)(7) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Ioannis Lykogiannis

*(d)(8) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Gordon Mays

*(d)(9) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Timothy Mays

*(d)(10) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Robert Needle

*(d)(11) First Amendment, dated as of June 1, 2000, to the Agreement and Plan of Merger, dated as of May 2, 2000, by and among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.

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* Previously filed